October 22, 2024

Mengyao Lu and Robert Klein

Division of Corporation Finance

Office of Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Bar Harbor Bankshares

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed on March 11, 2024

File No. 001-13349

Dear Ms. Lu and Mr. Klein:

We are hereby submitting to the staff (Staff) of the Securities and Exchange Commission this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 19, 2024 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 11, 2024.

The Staff’s comment is repeated below in bold italics and is followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2023 Non-GAAP Financial Measures, page 45.

We note your presentation of a non-GAAP financial measure for “Tangible book value per share, excluding securities adjustment,” which represents the exclusion of the total unrealized loss on available-for-sale securities recorded within total common shareholders’ equity. This represents an individually tailored accounting measure given that the adjustment to exclude the unrealized (loss) gain on securities has the effect of changing the recognition measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

COMPANY’S RESPONSE:  Going forward, the Company will remove any presentation of “Tangible book value per share excluding securities adjustment” from any and all future filings.

We appreciate your feedback and these changes will be reflected in our upcoming 8-K and 10-Q for the quarter ended September 30, 2024.  If you have any questions, please contact me by telephone at 207-288-9343 or via email at jiannelli@barharbor.bank.

Sincerely,

Josephine Iannelli

Chief Financial Officer and Treasurer